EXHIBIT (a)(24)

Investor Contacts:	Press Contacts:
Dan Burch/Amy Bilbija	Andrew Cole/Diane Henry
MacKenzie Partners	Sard Verbinnen & Co
(212) 929-5500	(415) 618-8750

Frank Yoshino	Katherine Lane
Vice President, Finance	Manager, Public Relations
(714) 885-3697	(714) 885-3828
Emulex Board Unanimously Rejects Broadcom’s $11.00 Per Share Offer
Recommends Stockholders Not Tender Their Shares
Announces Preliminary Fourth Quarter Fiscal 2009 Results At High End Of Its Guidance;
Secures Four New Tier-One OEM Design Wins
COSTA MESA, Calif., July 9, 2009 — Emulex Corporation (NYSE:ELX) today announced that its Board of Directors has responded to the revised offer by Broadcom Corporation (Nasdaq: BRCM) to acquire Emulex for $11.00 per share in cash, and unanimously rejected the offer. After a thorough review of the Broadcom revised offer with the assistance of its financial and legal advisors, Goldman Sachs & Co. and Gibson, Dunn & Crutcher LLP, respectively, the Board determined that the offer significantly undervalues Emulex’s long-term prospects, is inadequate, and is not in the best interests of Emulex and its stockholders. The Board therefore recommends that Emulex stockholders not tender their shares into the offer. The Company also announced preliminary financial results for the fourth fiscal quarter ended June 28, 2009 at the high end of its guidance, and four new tier-one original equipment manufacturer (OEM) product design wins.
“Throughout our review of Broadcom’s offers, the Board has been focused first and foremost on serving the best interests of Emulex stockholders,” said Paul Folino, Executive Chairman. “We unanimously believe Emulex will deliver significantly more value than Broadcom’s revised offer through the Company’s rapidly developing converged networking business and solid execution in our host server and embedded storage markets. While the Board is very enthusiastic about Emulex’s future prospects and will continue to focus on executing the Company’s current strategy, consistent with the Board’s fiduciary duties we would of course give full consideration to a bona fide offer from any party that reflects the full value of the Company.”
Jim McCluney, President and Chief Executive Officer, said, “Underscoring the success of our strategic initiatives, we recently secured two new tier-one 10Gb/s Ethernet OneConnect™ Converged Network Adapter design wins, adding to the twelve wins that we disclosed in May. In recent weeks, we also secured two new OEM design wins for our LightPulse® Fibre Channel Host Bus Adapters. These new design wins further validate our projections of $600 million in revenue and $1.45 in non-GAAP earnings per share in fiscal year 2012, and reinforce the additional upside opportunities available to the Company. We are also pleased to announce today preliminary revenue and fully diluted EPS results for the fourth quarter that are at the high end of our guidance. We believe this solid performance demonstrates our ability to execute against our guidance.”
Emulex today announced that it preliminarily expects to report revenues of approximately $78 — $79 million for its fourth fiscal quarter ended June 28, 2009, compared to the range of $73 — $80 million projected in April 2009 during the Company’s third quarter conference call. The Company preliminarily expects non-GAAP earnings per share for its fourth fiscal quarter to be at the high end of the prior guidance of $0.01 — $0.05 per diluted share. For more information on Emulex’s fourth quarter results, please see a separate press release issued by the Company today.
Emulex will set forth details of the basis for the Board’s recommendations regarding Broadcom’s revised offer in an amendment to its Schedule 14D-9 to be filed with the Securities and Exchange Commission today. Stockholders with questions can contact Emulex’s information agent, MacKenzie Partners, at 1-800-322-2885 or collect at 212-929-5500. Stockholders can also find more information at http://www.emulexvalue.com.
About Emulex
Emulex is the leader in converged networking solutions for the data center. Our Connectivity Continuum architecture provides intelligent networking services that transition today’s infrastructure into tomorrow’s unified network ecosystem. Emulex provides a single framework that intelligently connects every server, network and storage device within the data center. Through strategic collaboration and integrated partner solutions, Emulex provides its customers with industry leading business value, operational flexibility and strategic advantage. Emulex is listed on the New York Stock Exchange (NYSE:ELX) and has corporate headquarters in Costa

Mesa, California. News releases and other information about Emulex Corporation are available at http://www.emulex.com.
Safe Harbor Statement
“Safe Harbor’’ Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above, including, without limitation, those contained in the discussion of “Business Outlook” above, and the reconciliation of forward-looking diluted earnings per share below, contain forward-looking statements that involve risk and uncertainties. We expressly disclaim any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. The fact that the economy generally, and the technology and storage segments specifically, have been in a state of uncertainty makes it difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for our customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect the Company’s revenues and results of operations. Furthermore, Broadcom Corporation’s (Broadcom) unsolicited proposal to acquire all of the Company’s outstanding common shares and any related litigation has created additional uncertainty which may have an adverse effect on the Company’s operations. As a result of this uncertainty, the Company is unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of the Company’s Original Equipment Manufacturer (OEM) customers to successfully incorporate the Company’s products into their systems; the Company’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of the Company’s or the Company’s OEM customers’ new or enhanced products; the variability in the level of the Company’s backlog and the variable and seasonal procurement patterns of the Company’s customers; impairment charges; the effects of terrorist activities, natural disasters and resulting political or economic instability; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of the Company’s products; delays in product development; the Company’s reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain key technical personnel; the Company’s ability to benefit from research and development activities; the Company’s dependence on international sales and internationally produced products; the effect of acquisitions; impairment charges, including but not limited to goodwill and intangible assets; changes in tax rates or legislation; changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on our business. These and other factors could cause actual results to differ materially from those in the forward-looking statements and are discussed in the Company’s filings with the Securities and Exchange Commission, including its recent filings on Forms 8-K, 10-K and 10-Q, under the caption “Risk Factors.”

This news release refers to various products and companies by their trade names. In most, if not all, cases these designations are claimed as trademarks or registered trademarks by their respective companies.
###